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                                                                    EXHIBIT 99.1

AUGUST 20, 1998 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION ANNOUNCES THIRD QUARTER RESULTS ... INTERNATIONAL URANIUM CORPORATION ("IUC") is pleased to announce net after-tax earnings of U.S. $194,459 for the third fiscal quarter ending June 30, 1998. This brings IUC's net income through the nine months of fiscal 1998 to U.S. $1,749,462 or approximately U.S. $0.03 per share.

Total revenues through June 30, 1998 were U.S. $30,410,005 while the total cost of revenues were U.S. $26,500,430, resulting in a gross profit of U.S. $3,909,575. Uranium sales make up U.S. $19,890,300 of the total year-to-date sales, while processing fees and tantalum sales from IUC's alternate feed activities make up the remaining U.S. $10,519,705 of revenues. Included in the year-to-date results were U.S. $5,347,500 of uranium sales at a cost of U.S. $4,217,187 that were completed during the third quarter ending June 30, 1998. A significant amount of the gross profit from this quarter's sales resulted from the delivery of uranium produced from alternate feed at costs significantly less than current market prices. As of June, 1998, IUC had net working capital of U.S. $22,075,253 (U.S. $0.34 per share), of which U.S.$9,028,904 was made up of cash and cash equivalents.

Through the third fiscal quarter, IUC continued to make progress in the three main areas of its business plan: mining operations, alternate feed processing and mineral exploration. In the area of mining operations, IUC continued to ramp up production from its two operating mines in the Colorado Plateau district of western Colorado and eastern Utah. To date, in excess of 25,000 tons of ore containing approximately 118,000 pounds of recoverable uranium and approximately 680,000 pounds of recoverable vanadium have been produced from these mines. IUC is pleased that its mining operations have been under budget and that the grades of both uranium and vanadium have been in excess of original predictions. IUC also continued to buy ore from independent mining operations in the Colorado Plateau district through its ore purchase program. To date, the amount of ore purchased from these independent miners has been lower than originally anticipated due to delays in these operators completing the required development work to commence mining from their properties and obtaining the necessary regulatory permits. As a result, IUC's conventional mill run at its White Mesa Mill is now expected to commence in the first calendar quarter of 1999.

The White Mesa Mill continued its alternate feed processing activities during the third quarter with a full work force in place. The current alternate feed run involves the processing of ores containing uranium and tantalum. Due to the complexity of the ore in this particular run, IUC had to make various design and engineering modifications which were completed in July. IUC also favourably renegotiated the terms under which it is to complete the processing of this ore with the parties associated with this transaction. As a result of these efforts, processing of this uranium and tantalum bearing ore recommenced during August and is expected to be completed by the end of October. During the third quarter, IUC successfully negotiated two other alternate feed contracts which, subject to certain regulatory approvals, should result in the production of uranium at prices significantly below current market prices. One of these contracts is for the processing of uranium bearing materials from a former weapons processing facility of the U.S. government. This is particularly noteworthy as it marks the first time that the U.S. government has recycled this type of material to recover valuable uranium that would otherwise be lost through direct disposal. IUC remains convinced that production of uranium from materials that are essentially a waste product will be a growing, profitable and environmentally preferred business for the future.


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IUC's Mongolian enterprise, the Gurvan Saihan Joint Venture, continued its exploration drilling program and leach amenability testing during the quarter. Through the period, approximately 29,000 metres of drilling were completed out of a total 55,000 metre program scheduled for calendar year 1998. While some of this drilling is reconnaissance type in two of the Joint Venture's 12 exploration areas, most of the drilling has been concentrated in the Hairhan area, where the Joint Venture delineated a 10 million pound uranium deposit last year. The leach amenability test, a precursor to running a pilot production operation is also being conducted in this area. IUC continues to be pleased with results from its Mongolian activities, although future development of this operation will continue to be dependent upon the prospects for higher uranium prices.